MEMORANDUM

TO:	DeCarlo S. McLaren, Esq. Senior Counsel Disclosure Review and Accounting Office U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Legal Product Development
DATE:	October 1, 2020
SUBJECT:
Response to Comments for Post-Effective Amendment No. 5 for File No. 333-228801; to the Registration Statement on Form N-4; Jackson National Separate Account - I (“Registrant”) of Jackson National Life Insurance Company (“Jackson”); and

Post-Effective Amendment No. 6 for File No. 333-228806; to the Registration Statement on Form N-4; JNLNY Separate Account I (“Registrant”) of Jackson National Life Insurance Company of New York (“Jackson of New York”)

This memorandum is in response to the comments you provided via telephone on September 28, 2020 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific oral comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the comments and responses apply to both supplements to the registration statements referenced above. Copies of each supplement, marked to show the changes discussed below, are attached and will be provided electronically. Page references in the responses are to the pdf page of the attached marked copy of the Jackson National Perspective II supplement, as identified by the original staff comment, unless indicated otherwise. Corresponding changes will be made to the other supplement as applicable. Post-effective amendments to the registration statements will subsequently be filed in response to the comments.

General Comments

1.Please remove all brackets and fill in any blanks before the next filing.

Response: All bracketed information will be revised with full and final disclosure prior to the final filing of these post-effective amendments.

2.On page 4, correct scrivener's error in header describing revisions related to the Guaranteed Withdrawal Balance Adjustment Percentages ("REALTED" should be "RELATED").

Response: The correction has been made as follows:

REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PERCENTAGES.

Additional Information

The filings referenced in this memorandum are Template Filings, with similar changes being made in several other Replicate Filings. While the disclosure changes in the Template Filings are substantially identical to the disclosure changes in the Replicate Filings, there are some variations due to differences in the current availability of certain add-on benefits and product age. The following outlines the variations found in the Replicate Filings:

1.Jackson National Separate Account - I Replicate Filing Variations:

a.Jackson Advantage (Registration File No. 333-235567)

i.Jackson Advantage does not offer the LifeGuard Freedom Net Guaranteed Minimum Withdrawal Benefit ("GMWB"). As such, there are no references to the LifeGuard Freedom Net GMWB in the supplement.

ii.Jackson Advantage does not offer a Contract Anniversary Value GWB Step-Up option. As such, there are no references to a Contract Anniversary Value Step-Up in the supplement.

iii.The date range for information in the new historical appendices will go as far back as April 27, 2020 (the product's effective date). This varies from the date range in the Perspective II supplement, which has an effective date of June 24, 2019.

b.Perspective Advisory II (Registration File No. 333-217500)

i.Perspective Advisory II is an older product than the Perspective II product used in the Template Filing. As such, there is disclosure relating to historical values included in the Perspective Advisory II prospectus that does not exist in Perspective II. The following represent variations in Perspective Advisory II due to disclosure related to historical values:

1.Immediately following the GAWA% tables in the LifeGuard Freedom Net (Single and Joint) and LifeGuard Freedom Flex (Single and Joint) sections under "ACCESS TO YOUR MONEY," the following paragraph will be deleted:

a.If your endorsement was issued before June 24, 2019, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your financial professional, or contact us at our Service Center. Our contact information is on the first page of the prospectus.

2.In the subsections titled "Guaranteed Withdrawal Balance Adjustment." within the LifeGuard Freedom Net (Single and Joint) and LifeGuard Freedom Flex (Single and Joint) sections under "ACCESS TO YOUR MONEY," disclosure related to historical values will remain to identify that, for Contracts issued before June 24, 2019, the maximum Guaranteed Withdrawal Balance ("GWB") Adjustment is $5 million.

3.In the subsection titled "Optional Death Benefits." and sub-subsection titled "LifeGuard Freedom Flex DB" under the section titled "DEATH BENEFIT," disclosure related to historical values is retained to clarify that the maximum age of the Designated Life for election of the LifeGuard Freedom Flex DB is 72 for endorsements issued before February 11, 2019.

4.The date range for information in the new historical appendices will go back as far as September 25, 2017 (the product's effective date). This varies from the date range in the Perspective II supplement, which has an effective date of June 24, 2019.
c.Retirement Latitudes (Registration File No. 333-228802)

i.No material variations.

2.JNLNY Separate Account I Replicate Filing Variations:

a.Jackson Advantage (Registration File No. 333-235568)

i.Jackson Advantage does not offer the LifeGuard Freedom Net Guaranteed Minimum Withdrawal Benefit ("GMWB"). As such, there are no references to the LifeGuard Freedom Net GMWB in the supplement.

ii.Jackson Advantage does not offer a Contract Anniversary Value GWB Step-Up option. As such, there are no references to a Contract Anniversary Value Step-Up in the supplement.

iii.The date range for information in the new historical appendices will go as far back as April 27, 2020 (the product's effective date). This varies from the date range in the Perspective II supplement, which has an effective date of June 24, 2019.

b.Perspective Advisory II (Registration File No. 333-217502)

i.Perspective Advisory II is an older product than the Perspective II product used in the Template Filing. As such, there is disclosure relating to historical values included in the Perspective Advisory II prospectus that does not exist in Perspective II. The following represent variations in Perspective Advisory II due to disclosure related to historical values:

1.Immediately following the GAWA% tables in the LifeGuard Freedom Net (Single and Joint) and LifeGuard Freedom Flex (Single and Joint) sections under "ACCESS TO YOUR MONEY," the following paragraph will be deleted:

a.If your endorsement was issued before June 24, 2019, different GAWA percentages than those reflected in the above table may apply. Please refer to your Contract endorsement and the related prospectus disclosure for the GAWA percentages applicable under your Contract at the time of purchase. If you need assistance finding this information, please contact your financial professional, or contact us at our Annuity Service Center. Our contact information is on the first page of the prospectus.

2.In the subsections titled "Guaranteed Withdrawal Balance Adjustment." within the LifeGuard Freedom Net (Single and Joint) and LifeGuard Freedom Flex (Single and Joint) sections under "ACCESS TO YOUR MONEY," disclosure related to historical values will remain to identify that, for Contracts issued before June 24, 2019, the maximum Guaranteed Withdrawal Balance ("GWB") Adjustment is $5 million.

3.In the subsection titled "Optional Death Benefits." and sub-subsection titled "LifeGuard Freedom Flex DB NY" under the section titled "DEATH BENEFIT," disclosure related to historical values is retained to clarify that the maximum age of the Designated Life for election of the LifeGuard Freedom Flex DB NY is 72 for endorsements issued before February 11, 2019.

4.The date range for information in the new historical appendices will go back as far as April 30, 2018 (the product's effective date). This varies from the date range in the Perspective II supplement, which has an effective date of June 24, 2019.

Please contact me at (517) 331-4262 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement Dated _______________, 2020
To The Prospectus Dated April 27, 2020 For

PERSPECTIVE II®
FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY
(Contracts offered for sale on and after June 24, 2019)

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Service Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

Effective ____________, 2020, your prospectus is revised to accommodate changes to the way Bonus percentage options, Guaranteed Withdrawal Balance Adjustment percentages, and Guaranteed Annual Withdrawal Amount percentages are disclosed for certain optional living and death benefits. Starting on the effective date of this supplement, these values will be disclosed in Rate Sheet Prospectus Supplements, and will be removed from the body of the prospectus. Your prospectus is revised as follows:

GENERAL REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS.

➢    On the cover page of the prospectus, immediately after the second paragraph, the following paragraph is inserted:

This prospectus utilizes Rate Sheet Prospectus Supplements to describe the current Bonus percentages, Guaranteed Withdrawal Balance Adjustment percentages, and Guaranteed Annual Withdrawal Amount percentages for certain add-on living and death benefits. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com.

➢    In the Table of Contents of the prospectus, new line-items for newly added appendices are added as follows:

APPENDIX E (Historical GAWA Percentages)	E-1
APPENDIX F (Historical GWB Adjustment Percentages)	F-1
APPENDIX G (Historical GMWB Bonus Percentages)	G-1

➢    In the section titled “Glossary” on page 1 of the prospectus, a new definition for Rate Sheet Prospectus Supplement is added as follows:

Rate Sheet Prospectus Supplement - a supplement to the prospectus that lists certain values currently applicable to new purchases of add-on benefits.

REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GMWB BONUS PERCENTAGES.

➢    In the table titled “Periodic Expenses”, appearing under “FEES AND EXPENSES TABLES” on page 5 of the prospectus, the line items for the following add-on benefits are deleted and replaced with the following:

	Maximum Annual Charge	Current Annual Charge
For Life GMWB With Bonus and Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® GMWB”) with the Income Stream Max GAWA% Table, Bonus III, and Annual Step-Up [14]	3.00%	1.65%
Joint For Life GMWB With Bonus and Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® With Joint Option GMWB”) with the Income Stream Max GAWA% Table, Bonus III, and Annual Step-Up [15]	3.00%	1.75%

➢    In the sections titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex GMWB”) Charge.” and “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge.” appearing under “CONTRACT CHARGES” on pages 41 and 43, respectively, of the prospectus, all references to the 4% Bonus are replaced with references to “Bonus I,” all references to the 5% Bonus are replaced with references to “Bonus II,” and all references to the 6% Bonus are replaced with references to “Bonus III.”

➢    In the subsection titled “LifeGuard Freedom Flex DB Charge.” appearing under the section titled “Death Benefit Charges.” on page 48 of the prospectus, the first paragraph is deleted and replaced with the following:

LifeGuard Freedom Flex DB Charge. If you select the LifeGuard Freedom Flex DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the Bonus II option, you will pay two separate charges for the combined benefit. The charge for LifeGuard Freedom Flex DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB. The charge for this death benefit begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit. The percentage varies depending on which Guaranteed Annual Withdrawal Amount Percentage (“GAWA%”) table you elect (see table below). At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information.

➢    In the subsections titled “Bonus” appearing under both the section titled “For Life Guaranteed Minimum Withdrawal Benefit with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net GMWB”).” and the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net With Joint Option GMWB”).” on pages 63 and 74, respectively, of the prospectus, the following revisions are made:

1.    all references to the “5% Bonus” generally, and references to “5% of the Bonus Base” are deleted and replaced with references to “a percentage,”; and

2.    In the first paragraph of the subsection, the following language is inserted immediately after the second sentence:

The current bonus percentage is disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical bonus percentages, please see “Appendix G (Historical GMWB Bonus Percentages).”

➢    In the section titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).” on page 87 of the prospectus, the following changes are made:

1.    In the third paragraph, the first bullet point is deleted and replaced with the following:

•a range of bonus percentage amounts (Current bonus percentage amounts are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical bonus percentages, please see “Appendix G (Historical GMWB Bonus Percentages).”),

2.    In the "Available Option Combinations" tables for the LifeGuard Freedom Flex and LifeGuard Freedom Flex with Joint Option GMWBs, all references to the 4% Bonus are replaced with references to "Bonus I," all references to the 5% Bonus are replaced with references to "Bonus II," and all references to the 6% Bonus are replaced with references to "Bonus III."

3.    The footnote regarding the availability of the LifeGuard Freedom Flex Death Benefit, immediately following the “Available Option Combinations” tables, is deleted and replaced with the following:

*This Guaranteed Death Benefit is only available in conjunction with the purchase of the Bonus II option within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB with Bonus II Option”). At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information.
➢    In the subsections titled “Step-up” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 93 and 103, respectively, of the prospectus, in the first paragraph, all references to specific Bonus percentages are deleted, and the following new sentence is inserted at the end of the paragraph:

For more information about available Bonus options, please see “Bonus” below.

➢    In the subsection titled “Owner’s Death” appearing under the section titled “LifeGuard Freedom Flex GMWB” on page 94 of the prospectus, the second paragraph is deleted and replaced with the following:

Also see the “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 138, for the death benefit that differs from the Contract’s death benefit and is available only at issue and in combination with the selection of the Bonus II option. At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information.

➢    In the subsections titled “Bonus” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 97 and 107, respectively, of the prospectus, the following revisions are made:

1.    All references to specific Bonus percentages are deleted and replaced with references to “a percentage,”;

2.    References to “4, 5 or 6% of the Bonus Base” are replaced by “a percentage of the Bonus Base, determined by your Bonus option election”; and

3.    In the first paragraph of the subsection, the following language is inserted immediately after the second sentence:

The current Bonus percentage options are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical Bonus percentage options, please see “Appendix G (Historical GMWB Bonus Percentages).”

➢    In the section titled “Optional Death Benefits.” on page 134 of the prospectus, the first paragraph is deleted and replaced with the following:

Optional Death Benefits. Several optional death benefits are available, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract’s basic death benefit before selecting an optional death benefit. The Roll-up GMDB, the Highest Quarterly Anniversary Value GMDB, and Combination Roll-up and Highest Quarterly Anniversary Value GMDB are available if you are 79 years of age or younger on the Contract’s Issue Date. The LifeGuard Freedom Flex DB is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the Bonus II option and only if the Designated Life is 35 to 75 years of age on the date the endorsement is added to the Contract. At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information. The LifeGuard Freedom Accelerator DB is only available in conjunction with the purchase of the LifeGuard Freedom Accelerator GMWB and only if the Designated Life is 45 to 75 years of age on the date the endorsement is added to the Contract. The older you are at the time of selection, the less advantageous it would be for you to select an optional death benefit. These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

➢    In the subsection titled “LifeGuard Freedom Flex DB” appearing under the section titled “Optional Death Benefits.” on page 138 of the prospectus, the following revisions are made:

1.    All references to specific Bonus percentage requirements for election of the LifeGuard Freedom Flex Death Benefit, both current and historical, are deleted and replaced with references to “Bonus II”; and

2.    In the second paragraph, the fifth sentence is deleted and replaced with the following:

Please refer to the current Rate Sheet Prospectus Supplement at www.jackson.com, contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the GAWA% tables.

➢    A new Appendix is added to the prospectus, as follows:

APPENDIX G

HISTORICAL GMWB BONUS PERCENTAGES

I.    LifeGuard Freedom Net GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GMWB Bonus percentage is 6%.

II.    LifeGuard Freedom Net With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GMWB Bonus percentage is 6%.

III.    LifeGuard Freedom Flex GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Bonus percentage options are 5, 6, and 7%.

IV.    LifeGuard Freedom Flex With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Bonus percentage options are 5, 6, and 7%.

V.    LifeGuard Freedom Flex DB

For GMWBs issued between June 24, 2019 and August 9, 2020 the Bonus option requirement for election of the LifeGuard Freedom Flex DB was 6%.

REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PERCENTAGES.

➢    In the subsections titled “Guaranteed Withdrawal Balance Adjustment.” appearing under both the section titled “For Life Guaranteed Minimum Withdrawal Benefit with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net GMWB”).” and the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net With Joint Option GMWB”).” on pages 69 and 81, respectively, of the prospectus, in the third paragraph, the first and second bullet points under the header “The GWB adjustment is determined as follows:” are deleted and replaced with the following:

•On the effective date of this endorsement, the GWB adjustment is equal to a percentage of the GWB, subject to a maximum of $10 million. The current GWB adjustment percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical GWB adjustment percentages, please see “Appendix F (Historical GWB Adjustment Percentages).”

•With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB’s effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the GWB adjustment percentage of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $10 million. (See Example 3 in Appendix C under section “II. LifeGuard Freedom Net”.)

➢    In the subsections titled “Guaranteed Withdrawal Balance Adjustment.” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 92 and 102, respectively, of the prospectus, in the third paragraph, the first bullet point under the header “The GWB adjustment is determined as follows:” is deleted and replaced with the following:

•On the effective date of this endorsement, the GWB adjustment is equal to a percentage of the GWB, subject to a maximum of $10 million. The GWB adjustment percentage varies depending on which Bonus option is elected. Current GWB adjustment percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical GWB adjustment percentages, please see “Appendix F (Historical GWB Adjustment Percentages).” For more information about the available Bonus options, please see “Bonus” below.

➢    A new Appendix is added to the prospectus, as follows:

APPENDIX F

HISTORICAL GWB ADJUSTMENT PERCENTAGES

I.    LifeGuard Freedom Net GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

II.    LifeGuard Freedom Net With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

III.    LifeGuard Freedom Flex GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

IV.    LifeGuard Freedom Flex With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

REVISION RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GUARANTEED ANNUAL WITHDRAWAL AMOUNT PERCENTAGES.

➢    In the subsections titled “Withdrawals.” appearing under both the section titled “For Life Guaranteed Minimum Withdrawal Benefit with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net GMWB”).” and the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net With Joint Option GMWB”).” on pages 64 and 76, respectively, of the prospectus, the first four paragraphs are deleted and replaced with the following:
Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal. The GAWA percentage varies according to age group and selected Income Stream Level, and is determined based on the Designated Life’s attained age at the time of the first withdrawal. (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

There are two different Income Stream Levels available, each of which provide different sets of GAWA percentages with different associated charges. The applicable GAWA percentages are disclosed in GAWA% tables, listed from the table offering the highest GAWA percentages for each age group (Income Stream Max GAWA% Table) to the table offering the lowest GAWA percentages for each age group (Income Stream Value GAWA% Table). The current GAWA% Tables are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. We reserve the right to prospectively restrict the availability of the GAWA% tables. Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the GAWA% tables.

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. The current GAWA percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. Please see “Appendix E (Historical GAWA Percentages)” to view historical GAWA percentages. If we change the GAWA percentages, we will follow these procedures:

•When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 147).

•If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for this GMWB will not be greater than the maximum annual charge shown in the charge tables, which in no event exceeds 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 36. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the Rate Sheet Prospectus Supplement that was applicable at the time you purchased your Contract. If we offer the Optional GAWA% table, the notice of change in the form of a prospectus supplement, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

➢    In the subsections titled “Withdrawals.” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 90 and 100, respectively, of the prospectus, the first four paragraphs of the subsections are deleted and replaced with the following:

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and selected Income Stream Level, and is determined based on the Designated Life’s attained age at the time of the first withdrawal. (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

There are two different Income Stream Levels available, each of which provide different sets of GAWA percentages with different associated charges. The applicable GAWA percentages are disclosed in GAWA% tables, listed from the table offering the highest GAWA percentages for each age group (Income Stream Max GAWA% Table) to the table offering the lowest GAWA percentages for each age group (Income Stream Value GAWA% Table). The current GAWA% Tables are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. We reserve the right to prospectively restrict the availability of the GAWA% tables. Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your financial professional, or contact us at our Service Center, for information regarding the current availability of the GAWA% tables.

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. The current GAWA percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. Please see “Appendix E (Historical GAWA Percentages)” to view historical GAWA percentages. If we change the GAWA percentages, we will follow these procedures:

•When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 147).

•If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for any combination of options under the Freedom Flex GMWB will not be greater than the maximum annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 36. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the Rate Sheet Prospectus Supplement that was applicable at the time you purchased your Contract. If we offer the Optional GAWA% table, the notice of change in the form of a prospectus supplement, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

➢    A new Appendix is added to the prospectus, as follows:

APPENDIX E

HISTORICAL GAWA PERCENTAGES

I.    LifeGuard Freedom Net GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Net GMWB.

II.    LifeGuard Freedom Net With Joint Option GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Net with Joint Option GMWB.

III.    LifeGuard Freedom Flex GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Flex GMWB.

IV.    LifeGuard Freedom Flex With Joint Option GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Flex with Joint Option GMWB.

THE INFORMATION IN THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS AS MODIFIED BY THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Supplement Dated _______________, 2020
To The Prospectus Dated April 27, 2020 For

PERSPECTIVE II®
FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY
(Contracts offered for sale on and after June 24, 2019)

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Jackson of NY Service Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

Effective ____________, 2020, your prospectus is revised to accommodate changes to the way Bonus percentage options, Guaranteed Withdrawal Balance Adjustment percentages, and Guaranteed Annual Withdrawal Amount percentages are disclosed for certain optional living and death benefits. Starting on the effective date of this supplement, these values will be disclosed in Rate Sheet Prospectus Supplements, and will be removed from the body of the prospectus. Your prospectus is revised as follows:

GENERAL REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS.

➢    On the cover page of the prospectus, immediately after the second paragraph, the following paragraph is inserted:

This prospectus utilizes Rate Sheet Prospectus Supplements to describe the current Bonus percentages, Guaranteed Withdrawal Balance Adjustment percentages, and Guaranteed Annual Withdrawal Amount percentages for certain add-on living and death benefits. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com.

➢    In the Table of Contents of the prospectus, new line-items for newly added appendices are added as follows:

APPENDIX E (Historical GAWA Percentages)	E-1
APPENDIX F (Historical GWB Adjustment Percentages)	F-1
APPENDIX G (Historical GMWB Bonus Percentages)	G-1

➢    In the section titled “Glossary” on page 1 of the prospectus, a new definition for Rate Sheet Prospectus Supplement is added as follows:

Rate Sheet Prospectus Supplement - a supplement to the prospectus that lists certain values currently applicable to new purchases of add-on benefits.

REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GMWB BONUS PERCENTAGES.

➢    In the table titled “Periodic Expenses”, appearing under “FEES AND EXPENSES TABLES” on page 5 of the prospectus, the line items for the following add-on benefits are deleted and replaced with the following:

	Maximum Annual Charge	Current Annual Charge
For Life GMWB With Bonus and Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® GMWB”) with the Income Stream Max GAWA% Table, Bonus III, and Annual Step-Up [14]	3.00%	1.68%
Joint For Life GMWB With Bonus and Step-Up to the Highest Quarterly Contract Value (“LifeGuard Freedom Flex® With Joint Option GMWB”) with the Income Stream Max GAWA% Table, Bonus III, and Annual Step-Up [15]	3.00%	1.80%

➢    In the section titled “Optional Death Benefit - LifeGuard Freedom Flex DB NY Charge.” appearing under “Contract Charges.” on page 39 of the prospectus, the first paragraph is deleted and replaced with the following:

Optional Death Benefit – LifeGuard Freedom Flex DB NY Charge. If you select the LifeGuard Freedom Flex DB NY optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the Bonus II option, you will pay two separate charges for the combined benefit. The charge for LifeGuard Freedom Flex DB NY, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB. The charge for this death benefit begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Death Benefit. The percentage varies depending on which Guaranteed Annual Withdrawal Amount Percentage (“GAWA%”) table you elect (see table below). At the time you purchased your Contract different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB NY. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information.

➢    In the sections titled “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex GMWB”) Charge.” and “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge.” appearing under “CONTRACT CHARGES” on pages 43 and 44, respectively, of the prospectus, all references to the 4% Bonus are replaced with references to “Bonus I,” all references to the 5% Bonus are replaced with references to “Bonus II,” and all references to the 6% Bonus are replaced with references to “Bonus III.”

➢    In the subsections titled “Bonus” appearing under both the section titled “For Life Guaranteed Minimum Withdrawal Benefit with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net GMWB”).” and the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net With Joint Option GMWB”).” on pages 71 and 84, respectively, of the prospectus, the following revisions are made:

1.    all references to the "5% Bonus" generally, and references to "5% of the Bonus Base" are deleted and replaced with references to "a percentage,"; and

2.    In the first paragraph of the subsection, the following language is inserted immediately after the second sentence:

The current bonus percentage is disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical bonus percentages, please see “Appendix G (Historical GMWB Bonus Percentages).”

➢    In the section titled “Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).” on page 85 of the prospectus, the following changes are made:

1.    In the second paragraph, the first bullet point is deleted and replaced with the following:

•a range of bonus percentage amounts (Current bonus percentage amounts are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical bonus percentages, please see “Appendix G (Historical GMWB Bonus Percentages).”),

2.    In the "Available Option Combinations" tables for the LifeGuard Freedom Flex and LifeGuard Freedom Flex with Joint Option GMWBs, all references to the 4% Bonus are replaced with references to "Bonus I," all references to the 5% Bonus are replaced with references to "Bonus II," and all references to the 6% Bonus are replaced with references to "Bonus III."

3.    The footnote regarding the availability of the LifeGuard Freedom Flex DB NY Death Benefit, immediately following the “Available Option Combinations” tables, is deleted and replaced with the following:

*This Guaranteed Death Benefit is only available in conjunction with the purchase of the Bonus II option within the LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex GMWB with Bonus II Option”). At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB NY. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information.
➢    In the subsections titled “Step-up” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 92 and 102, respectively, of the prospectus, in the first paragraph, all references to specific Bonus percentages are deleted, and the following new sentence is inserted at the end of the paragraph:

For more information about available Bonus options, please see “Bonus” below.

➢    In the subsection titled “Owner’s Death” appearing under the section titled “LifeGuard Freedom Flex GMWB” on page 93 of the prospectus, the second paragraph is deleted and replaced with the following:

Also see the “LifeGuard Freedom Flex DB NY” under “Optional Death Benefits”, beginning on page 133, for the death benefit that differs from the Contract’s death benefit and is available only in combination with the selection of the Bonus II option. At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB NY. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information.

➢    In the subsections titled “Bonus” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 95 and 106, respectively, of the prospectus, the following revisions are made:

1.    All references to specific Bonus percentages are deleted and replaced with references to “a percentage,”;

2.    References to "4, 5 or 6% of the Bonus Base" are replaced by "a percentage of the Bonus Base, determined by your Bonus option election"; and

3.    In the first paragraph of the subsection, the following language is inserted immediately after the second sentence:

The current Bonus percentage options are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical Bonus percentage options, please see “Appendix G (Historical GMWB Bonus Percentages).”

➢    In the section titled “DEATH BENEFIT” on page 131 of the prospectus, the first paragraph is deleted and replaced with the following:

The Contract has a basic death benefit, which is payable during the accumulation phase. Instead, you may choose an optional death benefit for an additional charge. The LifeGuard Freedom Flex DB NY optional death benefit currently may only be selected at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the Bonus II option. At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB NY. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information. The optional death benefits are only available at the time you apply for a Contract. In addition, once an optional death benefit is chosen, it cannot be canceled. All optional death benefits (except LifeGuard Freedom Flex DB and LifeGuard Freedom Accelerator DB NY) will terminate upon the death of the Owner. For more information about how your spousal beneficiary may elect to continue LifeGuard Freedom Flex DB NY or LifeGuard Freedom Accelerator DB NY upon your death, please see “Spousal Continuation Option” on page 137.

➢    In the section titled “Optional Death Benefits.” on page 132 of the prospectus, the second paragraph is deleted and replaced with the following:

The optional death benefits are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. The Highest Anniversary Value GMDB is available if you are 79 years of age or younger on the Contract’s Issue Date. The LifeGuard Freedom Flex DB NY is only available at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB with the Bonus II option and only if the Designated Life is 35 to 75 years of age on the Issue Date. At the time you purchased your Contract, different Bonus option requirements may have been in place for election of the LifeGuard Freedom Flex DB NY. Please see “Appendix G (Historical GMWB Bonus Percentages)” for more information. The LifeGuard Freedom Accelerator DB NY is only available in conjunction with the purchase of the LifeGuard Freedom Accelerator GMWB and only if the Designated Life is 45 to 75 years of age on the date the endorsement is added to the Contract. The older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit.

➢    In the subsection titled “LifeGuard Freedom Flex DB NY” appearing under the section titled “Optional Death Benefits.” on page 133 of the prospectus, the following revisions are made:

1.    all references to specific Bonus percentage requirements for election of the LifeGuard Freedom Flex Death Benefit, both current and historical, are deleted and replaced with references to “Bonus II”; and

2.    In the second paragraph, the fifth sentence is deleted and replaced with the following:

Please refer to the current Rate Sheet Prospectus Supplement at www.jackson.com, contact your financial professional, or contact us at our Jackson of NY Service Center, for information regarding the current availability of the GAWA% tables.

➢    A new Appendix is added to the prospectus, as follows:

APPENDIX G

HISTORICAL GMWB BONUS PERCENTAGES

I.    LifeGuard Freedom Net GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GMWB Bonus percentage is 6%.

II.    LifeGuard Freedom Net With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GMWB Bonus percentage is 6%.

III.    LifeGuard Freedom Flex GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Bonus percentage options are 5, 6, and 7%.

IV.    LifeGuard Freedom Flex With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Bonus percentage options are 5 and 6%.

V.    LifeGuard Freedom Flex DB NY

For GMWBs issued between June 24, 2019 and August 9, 2020 the Bonus option requirement for election of the LifeGuard Freedom Flex DB was 6%.

REVISIONS RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PERCENTAGES.

➢    In the subsections titled “Guaranteed Withdrawal Balance Adjustment.” appearing under both the section titled “For Life Guaranteed Minimum Withdrawal Benefit with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net GMWB”).” and the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net With Joint Option GMWB”).” on pages 67 and 79, respectively, of the prospectus, in the third paragraph, the first and second bullet points under the header “The GWB adjustment is determined as follows:” are deleted and replaced with the following:

•On the effective date of this endorsement, the GWB adjustment is equal to a percentage of the GWB, subject to a maximum of $10 million. The current GWB adjustment percentages are disclosed in a Rate

Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical GWB adjustment percentages, please see “Appendix F (Historical GWB Adjustment Percentages).”

•With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB’s effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the GWB adjustment percentage of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $10 million. (See Example 3 in Appendix C under section “II. LifeGuard Freedom Net”.)

➢    In the subsections titled “Guaranteed Withdrawal Balance Adjustment.” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 91 and 101, respectively, of the prospectus, in the third paragraph, the first bullet point under the header “The GWB adjustment is determined as follows:” is deleted and replaced with the following:

•On the effective date of this endorsement, the GWB adjustment is equal to a percentage of the GWB, subject to a maximum of $10 million. The GWB adjustment percentage varies depending on which Bonus option is elected. Current GWB adjustment percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com. For a list of historical GWB adjustment percentages, please see “Appendix F (Historical GWB Adjustment Percentages).” For more information about the available Bonus options, please see “Bonus” below.

➢    A new Appendix is added to the prospectus, as follows:

APPENDIX F

HISTORICAL GWB ADJUSTMENT PERCENTAGES

I.    LifeGuard Freedom Net GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

II.    LifeGuard Freedom Net With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

III.    LifeGuard Freedom Flex GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

IV.    LifeGuard Freedom Flex With Joint Option GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the GWB Adjustment percentage is 200%.

REVISION RELATED TO THE UTILIZATION OF RATE SHEET PROSPECTUS SUPPLEMENTS FOR DISCLOSURE OF GUARANTEED ANNUAL WITHDRAWAL AMOUNT PERCENTAGES.

➢    In the subsections titled “Withdrawals.” appearing under both the section titled “For Life Guaranteed Minimum Withdrawal Benefit with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net GMWB”).” and the section titled “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom Net With Joint Option GMWB”).” on pages 63 and 75, respectively, of the prospectus, the first four paragraphs are deleted and replaced with the following:

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal. The GAWA percentage varies according to age group and selected Income Stream Level, and is determined based on the Designated Life’s attained age at the time of the first withdrawal. (In the examples in Appendix C and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

There are two different Income Stream Levels available, each of which provide different sets of GAWA percentages with different associated charges. The applicable GAWA percentages are disclosed in GAWA% tables, listed from the table offering the highest GAWA percentages for each age group (Income Stream Max GAWA% Table) to the table offering the lowest GAWA percentages for each age group (Income Stream Value GAWA% Table). The current GAWA% Tables are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. We reserve the right to prospectively restrict the availability of the GAWA% tables. Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your financial professional, or contact us at our Jackson of NY Service Center, for information regarding the current availability of the GAWA% tables.

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. The current GAWA percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. Please see “Appendix E (Historical GAWA Percentages)” to view historical GAWA percentages. If we change the GAWA percentages, we will follow these procedures:

•When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 142).

•If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for this GMWB will not be greater than the maximum annual charge shown in the charge tables, which in no event exceeds 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 37. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the Rate Sheet Prospectus Supplement that was applicable at the time you purchased your Contract. If we offer the Optional GAWA% table, the notice of change in the form of a prospectus supplement, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

➢    In the subsections titled “Withdrawals.” appearing under both the section titled “LifeGuard Freedom Flex GMWB” and the section titled “LifeGuard Freedom Flex With Joint Option GMWB” on pages 90 and 100, respectively, of the prospectus, the first four paragraphs of the subsections are deleted and replaced with the following:

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and selected Income Stream Level, and is determined based on the Designated Life’s attained age at the time of the first withdrawal. (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

There are two different Income Stream Levels available, each of which provide different sets of GAWA percentages with different associated charges. The applicable GAWA percentages are disclosed in GAWA% tables, listed from the table offering the highest GAWA percentages for each age group (Income Stream Max GAWA% Table) to the table offering the lowest GAWA percentages for each age group (Income Stream Value GAWA% Table). The current GAWA% Tables are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet Prospectus Supplement, please visit www.jackson.com. We reserve the right to prospectively restrict the availability of the GAWA% tables. Therefore, not all GAWA% tables may be available at the time you are interested in electing this GMWB. Please contact your financial professional, or contact us at our Jackson of NY Service Center, for information regarding the current availability of the GAWA% tables.

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. The current GAWA percentages are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the current Rate Sheet

Prospectus Supplement, please visit www.jackson.com. Please see “Appendix E (Historical GAWA Percentages)” to view historical GAWA percentages. If we change the GAWA percentages, we will follow these procedures:

•When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 142).

•If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a Rate Sheet Prospectus Supplement. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge. The increased charge for any combination of options under the Freedom Flex GMWB will not be greater than the maximum annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 37. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the Rate Sheet Prospectus Supplement that was applicable at the time you purchased your Contract. If we offer the Optional GAWA% table, the notice of change in the form of a prospectus supplement, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.

➢    A new Appendix is added to the prospectus, as follows:

APPENDIX E

HISTORICAL GAWA PERCENTAGES

I.    LifeGuard Freedom Net GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Net GMWB.

II.    LifeGuard Freedom Net With Joint Option GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Net with Joint Option GMWB.

III.    LifeGuard Freedom Flex GMWB

For GMWBs issued between June 24, 2019 and August 9, 2020, the following GAWA% table was available:

7% Bonus Option
Ages	Income Stream Max GAWA% Table	Income Stream Value GAWA% Table
35 – 64	4.00%	3.00%
65 – 69	4.50%	3.50%
70 – 74	5.00%	4.00%
75 – 80	5.50%	4.50%
81+	6.00%	5.00%

IV.    LifeGuard Freedom Flex With Joint Option GMWB

No historical GAWA percentages are available at this time for the LifeGuard Freedom Flex with Joint Option GMWB.